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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                         NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER 02-69494

                            CUSIP NUMBER 37933T209

                                 (Check One):

         [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11K
                [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

               For Period Ended:  March 31, 1997

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
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             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part 1 -- Registrant Information
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     Full Name of Registrant
     Former Name if Applicable

     Global Gold Corporation

     Address on Principal Executive Office (Street and Number)

     438 West 37th Street
     Suite 5H
     New York, New York  10017

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Part II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                                                               [X] Yes  [ ] No

     (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     See Part III below.

     (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                                                                       N/A

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Part III -- Narrative
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     State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Global Gold Corporation (the "Company") is in the process of attempting to conclude a transaction which will have a significant impact upon the Company, and, hence, upon the Accountant's Report with respect to its financial statements to be included in its Report on Form 10-QSB for the quarter ended March 31, 1997. Due to the significance of the pending transaction, management, which would otherwise be involved in preparing the Report on Form 10-QSB for the quarter ended March 31, 1997, including the financial statements to be included therein, is devoting its time to the consummation of such transaction. The consummation of such transaction requires the cooperation of third parties beyond the control of the Company. Nevertheless, the Company anticipates that the transaction may be closed within several days from the date hereof and that its Report on Form 10-QSB for the quarter ended March 31, 1997 will be filed promptly upon the potential conclusion of such transaction.

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Part IV -- Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

    Stephen R. Field, Esq.                (212)             332-6050
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          (Name)                       (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Global Gold Corporation

                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 5, 1997                           By /s/ Drury J. Gallagher
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                                                  Drury J. Gallagher,
                                                  Chairman and
                                                  Chief Executive Officer

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                       ATTACHMENT OF FORM 12B-25 FOR

                         GLOBAL GOLD CORPORATION

                  PART IV (3) - EXPLANATION OF SIGNIFICANT
                       CHANGE IN RESULTS OF OPERATIONS

     Revenues: During the three month period ended March 31, 1997, the Company's interest and royalty income was zero, which was the same amount for the same period last year.

     Administrative and other Expenses: The Company's administrative and other expenses for the three-month period ended March 31, 1997 are estimated to be approximately $127,750, which would represent an increase from the amount paid or accrued of $106,941 in the same period last year. Such increase was attributable to the Company's (a) accrual of officers' compensation and (b) the accrual and/or payment of legal and accounting fees and expenses in connection with its retention of counsel to implement the Company's transaction with First Dynasty Mines Ltd. pursuant to the agreement between such parties dated January 27, 1997 in connection with the financing of the Tailings Project and the additional projects contemplated in Armenia (subject to miscellaneous contingencies), to file the Company's 10-KSB for the period ended December 31, 1996 and to negotiate additional joint venture agreements for projects in Armenia.

Liquidity and Capital Resources

     As of March 31, 1997, the Company estimates that its total assets were approximately $2,623,049, of which approximately $17,850 consisted of cash or cash equivalents.